Richard Aftanas Partner Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3267 F +1 212 918 3100 raftanas@hoganlovells.com www.hoganlovells.com

May 9, 2023

BY EDGAR

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equifax do Brasil S.A.

Amendment No. 1 to Registration Statement on Form F-4

Filed April 13, 2023

File No. 333-270310

Equifax Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 13, 2023

File No. 333-270309

Dear Ms. Wirth:

Set forth below are the responses of Equifax do Brasil S.A. (“Equifax Brasil”) and Equifax Inc. (“Equifax” and, together with Equifax Brasil, the “Registrants,” “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letters dated May 4, 2023, with respect to Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission by Equifax Brasil and Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by Equifax, in each case filed on April 13, 2023 (collectively, “Amendment No. 1”). In connection with this letter responding to the Staff’s comments, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, each response below is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. The changes reflected in the Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 Filed April 13, 2023

Background of the Transaction, page 50

1.	We note your response to comment 12. Please revise to include the substance of your response in the prospectus and provide a detailed description of the valuation model (utilizing the

Division of Corporation Finance

May 9, 2023

discounted cash flow method), current and historical Boa Vista stock prices and historical trading trends, premium offered in precedent transactions, comparable companies valuations and precedent transaction analysis, input from advisors, and other customary information.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 51 of Amendment No. 2 to provide a summary of the information that was evaluated by the board of directors of Equifax in determining the consideration to be offered.

With respect to Staff’s request to provide a detailed description of this information, we respectfully submit that we do not believe this level of detail is required by Form F-4 or Form S-4 nor is it customary or appropriate in our circumstances. We acknowledge that, were disclosure required pursuant to Item 4(b) of Forms S-4 and F-4, a detailed discussion of the opinion, report or appraisal, including the underlying valuation methodologies, would be both required and customary. However, as is the case here, where there was no such report, opinion or appraisal, Item 4(b) is inapplicable.

We believe the disclosure in Amendment No. 2 satisfies the requirements of Item 4(a) to provide a summary of the material features of the proposed transaction including, specifically, the reasons for Equifax engaging in the proposed transaction. More broadly, we do not believe that the level of detail requested is required in order to provide potential investors all material information needed to make an informed decision about electing either EFX BDRs or EFX Brasil Common Shares pursuant to the terms of the Merger Agreement. As we have previously noted, with respect to the target’s shareholders, the Registration Statement is expressly not a proxy statement and is not being used to solicit votes with respect to the BV Special Meeting or any other meeting of the shareholders of Boa Vista held in connection with the Transaction. The solicitation of votes will be made by Boa Vista solely pursuant to information provided to its shareholders in a document prepared in accordance with the requirements of the Brazilian Corporations Law and the Brazilian Securities Commission (CVM). Similarly, Equifax’s shareholders are not required to vote to approve the transaction and the sole shareholder of Equifax Brasil is Equifax. Accordingly, the Registration Statement is solely a means to register the two alternative forms of equity consideration being offered, EFX BDRs and EFX Brasil Common Shares, and we believe this is the appropriate framework within which to evaluate the materiality of the disclosure.

As it relates to the EFX BDRs, as previously noted to the Staff, Equifax is materially larger than Boa Vista and this acquisition will not be considered significant, for example, under either Item 3-05 of Regulation S-X nor Item 2.01 of Form 8-K. Accordingly, when assessing the materiality of the disclosure with respect to the transaction relative to an investment decision in Equifax, we do not believe additional disclosure is warranted. As it relates to EFX Brasil Common Shares, we note that the investment decision for Boa Vista shareholders electing to receive this consideration is effectively an investment in the security they already own (as post-transaction Boa Vista will be wholly-owned and controlled by EFX Brasil, and EFX Brasil will assume the business and operations currently conducted by Boa Vista), although they are making the same investment at an 89 percent premium to the closing price of BV Common Shares immediately prior to the announcement of the transaction and a 65 percent premium to the volume weighted average trading price of BV Common Shares for the 30 trading days preceding the announcement. Accordingly, we believe additional detail with respect to how the Equifax board determined the amount of the premium to be offered is not material.

Division of Corporation Finance

May 9, 2023

Finally, we do not believe this disclosure is customary in transactions registered on Form S-4 or Form F-4 that did not also include a proxy statement or involve the delivery of a fairness opinion or similar valuation analysis, even though we would expect the boards involved in these transactions presumably also reviewed or considered similar types of valuation analyses in determining the consideration to be offered in their transactions. See, for example, Form F-4 of StoneCo Ltd. (Registration Statement No. 333-248562), Form F-4 of Inter Platform, Inc. (Registration Statement No. 333-260701), Form S-4 for Ondas Holdings Inc. (Registration Statement No. 333-267565) and Form S-4 for International Flavors & Fragrances Inc. (Registration Statement No. 333-225728).

EFX’s Reasons for the Transaction, page 52

2.

We note your amended disclosure and response to comment 13. Please revise to include a list of the negative factors considered by the EFX Board, or if there are none, or the EFX Board did not consider any negative factors, please revise to state as much.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 52 of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 Filed April 13, 2023

1.

We note the amended registration statement on Form F-4 filed by Equifax do Brasil S.A. (File No. 333-270310). Please see the comments issued in connection with that registration statement and make conforming changes to this Form S-4, as appropriate.

Response:

As noted above, Equifax has revised Amendment No. 2, or otherwise responded herein, to each of the Staff’s comments to Equifax Brasil.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions with respect to the foregoing, please do not hesitate to contact Richard Aftanas of Hogan Lovells US LLP at (212) 918-3267 or via email at raftanas@hoganlovells.com.

Division of Corporation Finance

May 9, 2023

Sincerely,

/s/ Richard Aftanas
Richard Aftanas

cc:	John J. Kelley III, Esq. Equifax Inc. John W. Gamble, Jr. Equifax do Brasil S.A. John Beckman Keith Flaum Hogan Lovells US LLP Adriana Pallis Clarissa Freitas Machado Meyer